

GREENE COUNTY BANCORP, INC.
2024 ANNUAL REPORT

135 YEARS OF PROGRESS

1889-2024



Greene County Bancorp Inc.



Greene County Bancorp, Inc. (GCBC) is the parent company of the Bank of Greene County and its subsidiary, Greene County Commercial Bank. GCBC's consolidated assets as of June 30, 2024, were $2.8 billion.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank.

In 1998, the bank converted to the mutual holding company form of ownership, changing its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.

The bank primarily serves the Hudson Valley and Capital Region of New York State through 18 branches and 6 offices. As part of its mission, the bank strives to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

COVER: Bank representatives celebrate the company's 135th anniversary by closing the Nasdaq on January 22, 2024.

FIVE-YEAR FINANCIAL HIGHLIGHTS

At or for the Years Ended June 30,

(In thousands)	2024	2023	2022	2021	2020
Total assets	$2,825,788	$2,698,283	$2,571,740	$2,200,335	$1,676,803
Loans receivable, net	1,480,229	1,387,654	1,229,355	1,085,947	993,522
Securities available-for-sale	350,001	281,133	408,062	390,890	226,709
Securities held-to-maturity	690,354	726,363	761,852	496,914	383,657
Equity securities	328	306	273	307	267
Deposits	2,389,222	2,437,161	2,212,604	2,005,108	1,501,075
Shareholders' equity	206,000	183,283	157,714	149,584	128,805
Net interest income	50,979	61,218	58,005	53,145	44,833
Provision for loan losses	766	(1,071)	3,278	3,974	3,905
Total noninterest income	13,908	12,146	12,137	9,667	8,650
Total noninterest expense	37,302	38,608	33,959	31,223	27,822
Provision for income taxes	2,050	5,042	4,919	3,673	3,029
Net income	24,769	30,785	27,986	23,942	18,727

KEY PERFORMANCE TRENDS









135 Years Strong



Fellow Shareholders,

It has been my privilege to preside over nearly two decades of this institution's storied 135-year history. During my tenure, I've had the good fortune to work with the most talented and dedicated team of professionals one could hope for.

When asked how the Bank of Greene County has managed to survive and thrive over such a long span of time, my answer is always the same: it's our people. People committed to our community banking values, our customers, and to each other.

I suspect that even during the time of gas lamps and horse-drawn carriages, when our bank was first organized, it was also all about the people. No doubt our founders had to dig deep to overcome the challenges of the day, challenges that included renting their very first office in a basement beneath the headquarters of their chief competitor—the now defunct Tanners National Bank.
Talk about the need for humility!

The 20th century certainly presented our bank's caretakers with some unsettling events to overcome: the Great Depression, two world wars, and several natural disasters, to name a few. But they stayed the course and continued to steadily grow our institution.

Donald Gibson, President and CEO

The bank's watershed moment came in late 1998, when then President & CEO J. Bruce Whittaker devised a plan to take the company public. The following year, the recently renamed Bank of Greene County established a holding company and listed its stock on the Nasdaq exchange. At the time, the bank had just four offices and $151 million in assets. Today—a mere 25 years later—Greene County Bancorp, Inc. (GCBC) comprises 18 branches and 6 offices in New York's Hudson Valley and Capital Region and $2.8 billion in assets.

The last couple of decades have been good ones for our company. GCBC posted record net income for 15 consecutive years, a run of remarkable earnings performance that extended through June 30, 2023. In fiscal 2024, with the banking industry bucking the headwinds of the most inverted yield curve ever, the streak of record earnings came to an end. However, the company still posted the third highest net income in its history.

Greene County Bancorp, Inc. reported net income of $24.8 million for the year ended June 30, 2024, compared to $30.8 million for the prior fiscal year. Total assets were $2.8 billion at June 30, 2024, a fiscal year record high, with both net loans and consolidated deposits also ending the year at record highs. Return on Average Equity finished strong for fiscal 2024 at just under 13%.

Our ability to withstand challenging interest rate conditions is no accident. We have been rebalancing our loan portfolio to include more commercial lending for a long time. Five years ago, our portfolio was about evenly split between residential and commercial loans; today, commercial loan volume is three times that of residential. Commercial loans are typically shorter term and provide us with mechanisms for coping with unfavorable market conditions.

Fiscal Year 2024 Highlights *(July 2023 through June 2024)*



2023

JULY
• Bank reminds Cairo businesses to take advantage of $5 million loan fund targeting Main Street revival.



AUGUST
• Bank launches new First-Time Home Buyer Program to help people obtain mortgages they can afford.



SEPTEMBER
• Mike Danforth named to lead team of business banking specialists at new Capital Region Banking Center set to open in early 2024.

NOVEMBER
• Wealth Management Center opens at 345 Main Street in Catskill (historic Tanners Bank headquarters).



DECEMBER
• Bank presents Federal Home Loan Bank of New York Small Business Recovery Grants to local nonprofit organizations facing economic challenges.

HONORED, AGAIN!

Investment banking firm Keefe, Bruyette & Woods named GCBC to the KBW Honor Roll for the 13th consecutive year. KBW recognized just 18 banks for their consistent earnings growth over the last 10 years. We are the only institution in the U.S. to receive this honor for 13 years in a row.

Our bank has consistently earned accolades from a wide range of industry experts throughout its quarter-century as a publicly traded company. You'll find many of them noted in the timeline contained in this report.

NEW ADDITIONS

We officially opened our new Wealth Management Center at 345 Main Street in Catskill in November 2023. I'm proud that we were able to restore this historic structure, built in 1910, in a manner that respects its original character. The center will eventually provide office space for 50 to 60 employees.

We also launched our new Capital Region Banking Center in March of 2024. The center is located just off Wolf Road in Colonie and is staffed by a team of business banking specialists led by Mike Danforth, Vice President and Director of Capital Region Lending.

The goal is to offer businesses in Albany, Schenectady, Saratoga and Rensselaer counties easy access to our financial resources and expertise. The center joins our Albany and East Greenbush branches rounding out the bank's presence in the Capital Region. We see tremendous opportunities for growth in this market.

FOND FAREWELLS

I would like to take a moment to recognize Michelle Plummer and Martha Keeler, two key members of our team who recently retired.

2024



JANUARY
- Bank execs ring closing bell at the Nasdaq in NYC on January 22 celebrating the bank's 135th Anniversary and its 25th year on the exchange. It was the bank's third time opening or closing the Nasdaq.



FEBRUARY
- Bank of Greene County designated part of the New York State Historic Business Preservation Registry thanks to a nomination sponsored by Senator Michelle Hinchey.

MARCH
- Capital Region Banking Center opens off Wolf Road in Colonie staffed by team of business banking specialists.
- Bank announces $10 million low-interest loan program to support Capital Region owner-occupied businesses.



APRIL
- Launched new leasing programs for municipalities and fire/EMS companies.





JUNE
- Bank's Charitable Foundation distributes $421,000 in grants to local nonprofits, bringing total donations since its inception in 1998 to nearly $3 million.
- Earns 5-Star Superior rating from BauerFinancial, Inc. for the 15th year in a row.



3





The historic Tanners Bank headquarters at 345 Main Street in Catskill was restored to its former architectural glory. It's now home to the bank's new Wealth Management Center.

Both were the first ever to occupy their respective positions at the company.

Michelle was recruited to serve as the bank's first Chief Financial Officer when the company went public in 1999. She was instrumental in guiding us through the regulatory complexities that come with operating as a public company.

Eventually, Michelle also took on the role of Chief Operating Officer and in 2015 became the first woman to serve on our Board of Directors. She retired at the end of June 2024 but will continue to serve on the board.

Martha Keeler was hired in 2005 to run the bank's first-ever marketing department. As Director of Marketing, Martha helped define our brand and did the hard work of spreading our message in new markets. She retired at the end of August 2024.

On behalf of the entire company, I thank Michelle and Martha for their many contributions to our success and wish them well in retirement.

270 YEARS ANYONE?

It's hard to imagine what another 135 years of this company's history might look like. Or whether it's even possible. Here's what I do know: the Bank of Greene County was built to remain independent forever, so it can safeguard and promote a good quality of life in all the communities it serves.

As long as we are financially strong, our corporate structure will protect our independence. And as long as we continue to serve as good stewards of the community, we will remain financially strong.

So yes, with the continued support of people like you, I think another 135 years is possible. In fact, I think it's likely!

Wishing you the best,

Donald E. Gibson
President & Chief Executive Officer

PS: Our Annual Shareholder Meeting and Brunch will be held at 10am Saturday, November 2, 2024, at Columbia-Greene Community College in Hudson, NY. It's a great opportunity to learn more about our results and participate in our planning process.



135 years
a look back...

Greene County Bancorp, Inc.

1889-2024

"When we saw other banks going public and then disappearing, we didn't think that would be in the best interests of the community. The corporate structure we chose offered the best of both worlds: An opportunity to raise money and grow the bank while ensuring it would be there for the community with the same faces in the same places."

— J. Bruce Whittaker
Former President & CEO
Former Member, GCBC
Board of Directors



1889

- **Building & Loan Association of Catskill founded on January 22, 1889.**
- Shareholders required to pay $1 per month, per share.
- Thomas E. Ferrier, town supervisor and owner of a brickyard and knitting mill, elected president.
- First loan ($400 at 4-1/5%) made to insurance man Harry M. Vedder for the purchase of real estate on Main Street.
- A haircut in town cost 10 cents, a meal at a local restaurant about 25 cents, a small house on a nice lot $1,400.



Thomas E. Ferrier


CATSKILL SAVINGS AND LOAN ASSOCIATION
CATSKILL
N.Y.

1890

- In its first full year, the association made loans totaling $11,100.
- A $50 salary is paid to one member: Secretary W.E. Torrey.


ARTICLES OF ASSOCIATION,
CONSTITUTION
&
BY-LAWS
—OF—
The Building and Loan Association
—OF—
CATSKILL, N. Y.

1902

- Bank President Thomas Ferrier passes away and is replaced by his son-in-law and partner in the brick company, Percival Goldin.

1911-1912

- Name changed to Catskill Savings & Loan Association (CS&LA).
- First savings deposits accepted totaling $23,688.
- Bank continues to operate out of a rented storefront on Main Street in Catskill.

1920-1921

- Savings deposits exceed $100,000.
- Hon. Josiah C. Tallmadge becomes bank's third president.

1929

- Surprisingly, local business continues as usual after the stock market crash.
- Most Catskill folks were not yet invested in Wall Street.

1933

- **Stock market woes force hundreds of banks across the nation to close as depositors rush to claim their money.**
- No such runs on banks occur in Greene County, though state and federal mandates force local institutions to close for a short time.
- John H. Story named bank president, replacing Josiah Tallmadge who died in office the prior year.


BLACK TUESDAY

THE STOCK MARKET CRASH OF 1929


The World

AFTERMATH OF A STOCK MARKET CRASH



1930

- **CS&LA purchases first office at 389 Main Street in Catskill for $15,000.**


CATSKILL SAVINGS & LOAN ASSOCIATION

1935-1937

- Thomas E. Jones becomes president, but dies just a few months later.
- George B. Austin succeeds Jones as president, but dies midway through the year.
- J. Clark Salisbury named president.


$1M

1940-1943

- Total assets reach $1 million for the first time in bank history.
- H. Clifford Smith, a wholesale grocer takes over as president.

1962-1963

- Henry DuBois becomes bank's first full-time president and initiates a strategy to expand into areas surrounding Catskill.
- **CS&LA builds its first full-service office, complete with drive-up window, at 425 Main Street.**


CATSKILL SAVINGS AND LOAN ASSOCIATION
CATSKILL SAVINGS AND LOAN ASSOCIATION

First branch at 425 Main Street, Catskill

1972-1974

- Catskill dentist and board member Harold Gardner named President, but dies in office the following year.
- James J. Murphy, Jr., who relocated from NYC, becomes the only bank president to hail from outside of Greene County.
- Converts from Savings & Loan to state-chartered savings bank, changing name to Greene County Savings Bank.
- **Opens second branch in Coxsackie.**

1980-1981

- Inflationary pressures on interest rate margins compel the bank to suspend sale of certificates of deposit.
- Mortgages are priced at 15% plus points to reduce loan demand and build up liquidity.
- Christmas party cancelled in consideration of difficult times.



1987

- **James Murphy dies and is succeeded by Catskill native J. Bruce Whittaker, who will serve as the bank's president for 20 years and preside over unprecedented growth.**



J. Bruce Whittaker

1988-1989



Gibson Named Branch Manager Of Greene County Savings Bank

CATSKILL — Bruce Whittaker, president of Greene County Savings Bank, has announced the appointment of Donald Gibson to the position of Branch Manager of its soon to open Cairo Office.

Gibson, a resident of Greene County, is a graduate of Cairo-Durham Central High School. Gibson earned a Bachelor's degree in Business Economics from the

first and we look forward to serving the people of Greene County at our new Cairo office."

The grand opening of the Cairo branch will held from 10 a.m. to 3 p.m., Saturday. There will be a live remote broadcast by WCKL, in addition to gifts and refreshments and a grand prize drawing for a $500 savings bond.

- **Opens third branch in Cairo managed by 23-year-old Donald Gibson, youngest branch manager in bank history, who later becomes president.**
- Total assets reach $58 million.

1997-1999

- **Opens administrative headquarters in Catskill, renovating an historic art deco building at 302 Main Street.**



302 Main Street, Catskill

- Bank goes public establishing a holding company — Greene County Bancorp, Inc. Issues 44% of stock to public, raising $8 million in capital, net of conversion costs.
- **Name changed to The Bank of Greene County.**
- Common stock approved for listing on NASDAQ Small-Cap Market under the symbol GCBC.
- **Opens fourth branch in Greenville.**
- Establishes charitable foundation to support education, the arts, affordable housing and other worthy causes.
- J. Bruce Whittaker, himself a volunteer firefighter and chief, creates special loan program for fire companies in need of equipment or capital improvements.



Greene County Bancorp, Inc.
1999 Annual Report
Growing with the Community

The company's first annual report

- Charitable foundation continues to support local causes, including the historic Bronck Museum and Greene County Historical Society in Coxsackie.
- Internet banking and Visa® check cards introduced.
- **Opens fifth branch in Tannersville and sixth branch in Westerlo—the first branch in Albany County.**
- The tragedies of 9/11 spur city dwellers to look at the Catskill area for relocation or second homes.



Bronck Museum

2004
- Opens Greene County Commercial Bank to facilitate relationships with municipalities, school districts and other public entitites.
- Opens investment services department.



Reflecting pool at 9/11 Museum

2002
- $2 million low-interest loan fund created to support restoration and preservation of commercial buildings on Main Street. Fifteen properties eventually purchased or renovated through this program.



Main Street, Catskill



" Despite the company's growth in the last couple of decades, we have managed to preserve the small-bank feel that has made us successful. This closeness to the community is embedded in our culture. "

— Paul Slutzky
Former Chairman & Member
GCBC Board of Directors



When other banks up and down the Hudson Valley were consolidating, we had the foresight to create a Mutual Holding Company, ensuring that the community would always have an independent bank it could call its own.

— Martin Smith
Former Chairman & Member GCBC Board of Directors

2005-2006

- **Opens seventh branch in Hudson—the first in Columbia County.**
- Relocates and expands Cairo and Coxsackie branches.
- Converts a former livery and car dealership at 288 Main Street into new Lending & Operations Center.



288 Main Street, Catskill

2011

- Earns 5-Star Superior Rating for strength & safety from BauerFinancial, Inc.
- Forms Greene Property Holdings, Ltd., a real estate investment trust (REIT) that owns mortgages originated through the bank and creates tax benefits.
- Back-to-back tropical storms Irene and Lee ravage upstate New York with severe flooding. Bank immediately establishes a $2.5 million low-interest loan fund to help local businesses recover.



2009-2010

- Officers and directors ring the bell opening the Nasdaq stock exchange in New York City on January 22, 2009, commemorating the bank's 120th anniversary.
- **Opens eleventh branch in Ravena-Coeymans and twelfth branch in Germantown.**
- Despite unprecedented economic difficulties nationwide, bank posts its best performance ever, finishing the fiscal year with net income of $4.1 million and total assets of $460.5 million.



2007-2008

- **Donald Gibson becomes the bank's thirteenth president when J. Bruce Whittaker leaves the post; Whittaker remains with the bank as a director.**
- **Opens eighth branch at Catskill Commons, ninth branch in Greenport, and tenth in Chatham.**
- Bank introduces e-Checking accounts offering electronic statements.



2012

- J. Bruce Whittaker, director and former president and CEO, retires after 40 years of service to the bank.
- Company earns spot on the KBW Bank Honor Roll for ten straight years of exceptional performance.
- Management establishes advisory board to gather ongoing input from community leaders.
- Begins making business loans in Ulster County for the first time, expanding service area to a fourth county.
- Bank helps rescue the Hudson-Athens Lighthouse from collapse with a loan and charitable donation.



J. Bruce Whittaker

2016

- Posts record earnings for the eighth straight year with a 25% increase in net income over 2015.
- New Kingston branch and merger of large regional competitors drives record growth in loans, deposits and assets.
- Greene County Bancorp, Inc. added to Russell 2000® Index of small-cap companies.
- Board declares two-for-one stock split.
- Included on KBW Honor Roll (fifth consecutive year) and American Banker's list of Top 200 Community Banks (seventh consecutive year). Also maintained a 5-Star Superior Rating from BauerFinancial, Inc.



NASDAQ
UNCHANGED
+0.0%
GREENE COUNTY BANCORP

2014

- Officers and staff open the Nasdaq for second time in bank's history.
- Achieves record earnings for sixth consecutive year.
- *American Banker* magazine (formerly *USBanker*) places bank in nation's Top 200 community banks for fifth consecutive year.
- Receives 5-Star Superior Rating from BauerFinancial, Inc. for fourth year in a row and makes KBW Bank Honor Roll for third straight year.



2013

- Acquires former Catskill Savings Bank building at 341 Main Street and begins restoration of the historic structure as a lending center.

CATSKILL SAVINGS BANK

341 Main Street, Catskill

2015

- Board of Directors welcomes two new members: Michelle Plummer, COO and CFO of the bank, and Jay Cahalan, President and CEO of Columbia Memorial Health. Michelle becomes the first-ever female member of the board.
- With restoration completed, new Lending Center opens its doors at 341 Main Street.
- **Opens new branch in Kingston, the bank's thirteenth overall and its first in Ulster County.**
- Becomes first community bank in New York State to offer Apple Pay.
- Double-digit asset growth produces record net income for the seventh consecutive year.





THE BANK of GREENE COUNTY

Kingston Branch

2017

- Produces ninth consecutive year of record earnings. Surpasses prior year's net income by 25% for second year in a row.
- **Opens fourteenth branch in Copake.**
- Launches new mobile-friendly website to improve customer experience online.
- Begins making loans in Massachussetts, doing business outside of New York State for the first time.
- Stock price increases 50% from June 2016 to June 2017.
- Exceeds $1 billion in assests for first time in September 2017.



ATM
Bank of Greene County

Copake Branch



Bank of Greene County
$1 Billion by 2020
2019
2018
2017?



GRAND OPENING
PERSONAL & BUSINESS E-CHECKING
ATM INSIDE

Kinderhook-Valatie Branch





FAR OUT!
4.00%
FREE CHECKING
Bank of Greene County

Woodstock Branch

2018

- **Opens fifteenth branch in Woodstock.**
- Posts record earnings for tenth straight year with net income up almost 29% over 2017.
- Ends fiscal year with $1.2 billion in assets.



$460,536
$495,323
$547,525
$590,656
$633,605
$674,161
$738,647
$868,781
$982,291
$1,151,478
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

2019

- Celebrates 130th Anniversary on January 22.
- **Opens sixteenth branch in Kinderhook-Valatie.**
- Achieves record earnings for eleventh straight year.
- President & CEO Don Gibson elected to serve as Chairman of the New York Bankers Association.
- Charitable foundation awards over 270 grants totaling $239,000 for fiscal year, both all-time highs.
- Voted top bank by women in the Capital Region, according to Customer Experience Solutions and *Banking New York* magazine.
- Ranked seventh on *American Banker's* list of Top 200 Community Banks, the bank's highest finish ever and tenth consecutive year on the list.
- One of 18 institutions named to KBW Honor Roll for strong performance (eighth consecutive year); tenth straight year receiving 5-Star Superior rating from BauerFinancial, Inc.



AMERICAN BANKER
THE RISE OF THE PURPOSE-DRIVEN CEO
THE FUTURE OF LEADERSHIP
INTRODUCING THE MOST POWERFUL WOMEN IN BANKING: NEXT

12







Big cities face financial pain as workers stay at home, economists warn

Wolf Road Branch

PPP Recipient Natasha Witka, owner of New York Restaurant



Martin Smith



2020

- Federal government shuts down U.S. economy amid COVID pandemic.

- All branch lobbies close for a month due to COVID.

- Feds establish Paycheck Protection Program (PPP), a low-interest loan and loan forgiveness opportunity designed to save businesses and jobs during the COVID shutdown.

- As a designated PPP lender, bank fights through administrative bottlenecks in the program to process 1,300 applications for local businesses. This results in $100 million in loans and an estimated 13,000 local jobs saved.

- Bank offers local borrowers experiencing financial distress due to COVID the opportunity to defer payments on nearly $195 million in loans.

- Despite the stresses of a COVID economy, GCBC notches its twelfth straight year of record net income and eclipses $1.5 billion in total assets.

- **Opens first branch in Capital Region (seventeenth overall) at 103 Wolf Road, Albany.**

- Longtime Board Chairman and Director Martin Smith retires and is replaced by Paul Slutzky.

> "Our constant focus on teamwork has helped us build lasting relationships with consumers, businesses and municipal customers. Teamwork has also made the bank nimble enough to seize opportunities when our community is in need or the competition shifts.
>
> — Michelle Plummer
> *Member, GCBC Board of Directors*
> *Former Senior Executive*
> *Vice President, Chief Operating*
> *Officer & Chief Financial Officer*

13

> Our 135-year history is a testament to the resilience and vision of those who came before us. As we celebrate these milestones, we remain focused on the future and committed to using technology and innovation to move forward.

— Jay Cahalan
Chairman
GCBC Board of Directors







Call Center at 491 Main Street

2021

- Bank purchases and renovates former laundromat at 491 Main Street in Catskill to house new state-of-the-art Customer Service Center.
- GCBC posts record net income for thirteenth consecutive year and exceeds $2 billion in total assets for first time ever.
- Bank earns 2021 NYS Senate Empire Award for outstanding efforts in helping local businesses access federal Paycheck Protection Program loans.



Don Gibson oversees the renovations at 345 Main Street

- Purchases former Tanners Bank building at 345 Main Street in Catskill and begins $1.5 million restoration of the historic structure to create new office space.
- GCBC posts fourteenth consecutive year of record earnings.
- Board Chairman Paul Slutzky retires after more than 30 years of service to the bank and is replaced by Jay Cahalan.
- Becomes the only bank in history to make the Piper Sandler SM-ALL STAR list five years in a row.



Paul Slutzky

2022



PIPER | SANDLER
2021 Bank & Thrift Sm-All Stars
★★★★★

14



2023

- Bank announces special low-interest loan program to assist businesses and promote development on Main Street in Cairo.
- **Opens eighteenth branch in East Greenbush**, the bank's first in Rensselaer County, expanding its presence in the Capital Region. Bank also rolls out special low-interest loan program to assist businesses in Rensselaer County.
- Named top bank in the *Times Union*'s Best of the Hudson Valley reader poll.
- Charitable Foundation donates $300,000 to local nonprofits, bringing total donations since the foundation's inception to $2.5 million.
- The hot streak continues: GCBC posts record net earnings for the fifteenth straight year.
- Greene Private Bank launches to address the unique needs of high-net-worth clients.
- Wealth Management Center opens at 345 Main Street in Catskill (historic Tanners Bank headquarters).





East Greenbush Branch

Wealth Management Center







Greene County Bancorp Inc.
Nasdaq

Nasdaq

2024

- Bank execs ring closing bell at the Nasdaq in NYC on January 22 celebrating the bank's 135th Anniversary and its 25th year on the exchange. It was the bank's third time opening or closing the Nasdaq.
- Bank of Greene County designated part of the New York State Historic Business Preservation Registry thanks to a nomination sponsored by Senator Michelle Hinchey.
- Investment banking firm Keefe, Bruyette & Woods named GCBC to the KBW Honor Roll for the thirteenth consecutive year. KBW recognized just 18 banks for their consistent earnings growth over the last 10 years.
- Capital Region Banking Center opens off Wolf Road in Colonie staffed by team of business banking specialists.
- Earns 5-Star Superior rating from BauerFinancial, Inc. for the fifteenth year in a row.
- Bank announces $10 million low-interest loan program to support Capital Region owner-occupied businesses.
- Bank's Charitable Foundation distributes $421,000 in grants to local nonprofits, bringing total donations since inception in 1998 to nearly $3 million.









Capital Region Banking Center

Bank of Greene County

GREENE COUNTY BANCORP, INC.

Consolidated Statements of Financial Condition

	June 30,	
(In thousands, except share and per share amounts)	**2024**	**2023**
ASSETS		
Cash and due from banks	$ 13,897	$ 15,305
Interest-bearing deposits	176,498	181,140
Total cash and cash equivalents	190,395	196,445
Long-term certificates of deposit	2,831	4,576
Securities available-for-sale, at fair value	350,001	281,133
Securities held-to-maturity, at amortized cost		
net of allowance for credit losses of $483 at June 30, 2024	690,354	726,363
Equity securities, at fair value	328	306
Federal Home Loan Bank stock, at cost	7,296	1,682
Loans receivable	1,499,473	1,408,866
Allowance for credit losses on loans	(19,244)	(21,212)
Net loans receivable	1,480,229	1,387,654
Premises and equipment, net	15,606	15,028
Bank-owned life insurance	57,249	55,063
Accrued interest receivable	14,269	12,249
Foreclosed real estate	—	302
Prepaid expenses and other assets	17,230	17,482
Total assets	$2,825,788	$2,698,283
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	$ 125,442	$ 159,039
Interest-bearing deposits	2,263,780	2,278,122
Total deposits	2,389,222	2,437,161
Borrowings, short-term	115,300	—
Borrowings, long-term	34,156	—
Subordinated notes payable, net	49,681	49,495
Accrued expenses and other liabilities	31,429	28,344
Total liabilities	2,619,788	2,515,000
SHAREHOLDERS' EQUITY		
Preferred stock, Authorized — 1,000,000 shares; Issued — None	—	—
Common stock, par value $.10 per share;		
Authorized — 36,000,000 shares; Issued — 17,222,680		
Outstanding — 17,026,828 shares at June 30, 2024 and June 30, 2023	1,722	1,722
Additional paid-in capital	10,156	10,156
Retained earnings	214,740	193,721
Accumulated other comprehensive loss	(19,710)	(21,408)
Treasury stock, at cost 195,852 shares at June 30, 2024 and June 30, 2023	(908)	(908)
Total shareholders' equity	206,000	183,283
Total liabilities and shareholders' equity	$2,825,788	$2,698,283

See notes to consolidated financial statements

GREENE COUNTY BANCORP, INC.

Consolidated Statements of Income

(In thousands, except share and per share amounts)	Years Ended June 30, 2024	2023
INTEREST INCOME:		
Loans	$71,540	$60,049
Investment securities — tax exempt	17,594	14,385
Investment securities — taxable	10,507	8,599
Interest-bearing deposits and federal funds sold	4,023	1,592
Total interest income	103,664	84,625
INTEREST EXPENSE:		
Interest on deposits	49,714	20,055
Interest on borrowings	2,971	3,352
Total interest expense	52,685	23,407
Net interest income	50,979	61,218
Provision for loan losses	766	(1,071)
Net interest income after provision for loan losses	50,213	62,289
NONINTEREST INCOME:		
Service charges on deposit accounts	4,640	4,713
Debit card fees	4,438	4,512
Investment services	1,157	781
E-commerce fees	116	110
Bank-owned life insurance	2,183	1,369
Net loss on securities available-for-sale	—	(251)
Other operating income	1,374	912
Total noninterest income	13,908	12,146
NONINTEREST EXPENSE:		
Salaries and employee benefits	23,836	23,418
Occupancy expense	2,446	2,333
Equipment and furniture expense	710	699
Service and data processing fees	2,386	2,869
Computer software, supplies and support	1,577	1,653
Advertising and promotion	445	498
FDIC insurance premiums	1,289	1,085
Legal and professional fees	1,516	3,024
Other	3,097	3,029
Total noninterest expense	37,302	38,608
Income before provision for income taxes	26,819	35,827
Provision for income taxes	2,050	5,042
Net income	$24,769	$30,785
Basic earnings per share	$ 1.45	$ 1.81
Basic average shares outstanding	17,026,828	17,026,828
Diluted earnings per share	$ 1.45	$ 1.81
Diluted average shares outstanding	17,026,828	17,026,828
Dividends per share	$ 0.32	$ 0.28

See notes to consolidated financial statements



BOARD OF DIRECTORS

Standing, Left to Right: Stephen Nelson, David Jenkins, Michelle Plummer, Peter Hogan, Jay Cahalan, Donald Gibson.
Seated, Left to Right: Charles Schaefer, Tejraj Hada.

BOARD OF DIRECTORS

Greene County Bancorp, Inc.,
Bank of Greene County
and Greene County Commercial Bank

Jay Cahalan
Chairman of the Board
Retired President & Chief Executive Officer,
Columbia Memorial Health

Donald Gibson
President & Chief Executive Officer,
Greene County Bancorp, Inc.

Tejraj Hada
Former Owner of RSVT Holdings, LLC
and Fresh Treats Holdings, LLC

Peter Hogan, CPA
Shareholder, Karp, Ackerman,
Small & Hogan, CPAs, PC

David Jenkins, DVM
Former Owner, Catskill Animal Hospital

Stephen Nelson
Retired Chief Lending Officer,
Bank of Greene County

Michelle Plummer, CPA, CGMA
Retired Senior Executive Vice President,
Chief Operating Officer &
Chief Financial Officer,
Greene County Bancorp, Inc.

Charles H. Schaefer, Esq.
Founding Partner, Deily and Schaefer

ADVISORY BOARD OF DIRECTORS

Bank of Greene County

Kishor Bagul
CEO for Cloud & Things

John Brust
Principal & Owner,
Delaware Engineering, D.P.C.

Sean M. Byrne, Esq.
Retired Executive Deputy Commissioner,
NYS Office of Addiction Services and Supports

Christopher Cannucciari, MBA, CPA, ABV
Partner, Lutz, Selig & Zeronda, CPAs, LLP

Bradley Cummings, CPA, CVA
Managing Director, UHY Advisors

Kendra Hart
President, Martin Electric

Pamela Hassett
Principal Member, PSH Management
Consulting Services, LLC

Daniel Leader
Owner, Founder and Board Chair, Bread Alone

Seth Rosenblum
Operations Lead, Asset Manager, and
Principal Broker, The Rosenblum Companies

DIRECTORS EMERITUS

Dennis O'Grady
Pharmacist, Former Owner,
Mikhitarian Pharmacy

Paul Slutzky
Retired Chairman of the Board
andFormer Co-owner,
Hunter Mountain Ski Bowl, Inc.

Martin Smith
Retired Chairman of the Board and
Retired Consultant to Main Bros.
Oil Company, Inc. and Former Owner,
R.E. Smith Fuel Company

J. Bruce Whittaker
Retired President & Chief Executive Officer,
Greene County Bancorp, Inc.

Leadership Team

EXECUTIVE OFFICERS

Donald Gibson
President & Chief Executive Officer

John Antalek
*Executive Vice President,
Chief Lending Officer*

Nick Barzee
*Senior Vice President,
Chief Financial Officer*

Scott Houghtaling
*Senior Vice President, Chief Credit
& Banking Officer*

Tim Penk
*Senior Vice President,
Chief Administrative Officer*

BRANCH ADMINISTRATION

Andrea DiPace
*Vice President
and Branch Administrator*

Christa Bush
Regional Branch Officer

Betsy Braley
Regional Branch Officer

BRANCH MANAGERS

Kaleigh Borneman
Lily Dayter
Matthew Ellis
Amanda Grant
Heather Hart
Michael Kelly
Allen Krom
Lisa Messina
Joshua Porter
Kathy Proper
Scott Reynolds
Victoria Revene
Kristen Schiffer
Karishma Vermani
Catherine Wade

CUSTOMER SERVICE

Susan Wren
*Vice President of e-Services
and Customer Relations*

FINANCE

Alicia Moir
Vice President and Controller

John Dudek
*Assistant Vice President
and Assistant Controller*

Allison Eldred
Investment Portfolio Officer

HUMAN RESOURCES

Megan Zahn
*Assistant Vice President,
Director of Human Resources*

Kathryn Nelson
Human Resources Officer

INFORMATION TECHNOLOGY

Sumeet Murarka
*Vice President and
Chief Information Officer*

Gregory Spampinato
*Vice President and
Information Security Officer*

Margaret Tobiassen
*Vice President and IT
Application Support Officer*

Brett Kessler
*Associate Director of
Information Systems*

LENDING

Mike Danforth
*Vice President and Director
of Capital Region Lending*

Sean DuBois
*Vice President, Southern Region
Executive and Commercial Lender*

Trish Lamb
*Vice President and Director of
Residential and Consumer Lending*

Robert Agostinoni
Vice President of Corporate Lending

Brian Stickles
Vice President of Corporate Lending

Justin Goldman
*Vice President of Commercial Lending
and Business Development*

Nancy Reinhart
*Vice President and Director of
Portfolio Management*

Cheryl Antalek
*Assistant Vice President and
Portfolio Manager*

Jennifer Beers
*Assistant Vice President of
Commercial Loan Originations*

Alan Breindel
*Director of Special Assets,
Commercial Lending*

Joseph Rothrock
*Assistant Vice President,
Fire & EMS Financing*

Joseph Szepessy
Business Development Officer

Sheila Leccese
Loan Servicing and Recovery Officer

Scott Lanzarone
Senior Credit Analyst and Officer

Cheryl Rothkranz
Credit Manager and Officer

Alyson Kozlowski
Loan Servicing Manager

Michael Stanley
Credit Manager

Jackie Stiffler
*Residential and Consumer
Lending Manager*

MARKETING

Susan Timan
*Vice President, Marketing Director
and Corporate Secretary*

MUNICIPAL BANKING

Donald MacCormack
*Vice President and Director of
Municipal Banking*

Jonathan Halligan
*Assistant Vice President,
Municipal Banking*

Robert Gibson
*Senior Advisor, Municipal
Banking Officer*

OPERATIONAL SUPPORT, COMPLIANCE, AND FACILITIES

Cynthia DuPilka
Vice President of BSA, Compliance and Operational Support

Nicholas Frantjeskos
Assistant Vice President of BSA and Operational Support

Dan Lamarre
Facilities Director and Security Officer

OPERATIONS

Kay Scarselli
Vice President of Operations

Debra Guilzon
Operations Officer

WEALTH MANAGEMENT

Corporate Cash Management & Private Banking

Allen Austin
Vice President, Director of Corporate Cash Management and Administration

Amy Conte
Corporate Cash Management Officer

Keith DeMichele
Corporate Cash Management Specialist

Maureen Clarke
Private Banking Officer

Investment Services

Timothy Bartholomew
Vice President and Director of Investment Services

John Heitzman
Investment Officer

Claudio Mastroianni
Investment Services Representative

Shareholder Information

Annual Shareholder Meeting and Brunch
10:00 a.m., November 2, 2024
Columbia-Greene Community College
4400 Route 23, Hudson, NY 12534

Stock Listing
The NASDAQ Capital Market
under the symbol GCBC

Special Counsel
Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
Bonadio & Co. LLP
117 Sully's Trail
Pittsford, NY 14534

Stock Transfer Agent and Registrar
Shareholders needing to report a change of name or address, as well as request information about shareholder's records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment plan should contact:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
(888) 294-8217

Investor Centre™ Portal:
www.computershare.com/investor

Requests for transfers of shares should be directed to the address above.

Annual Report on Form 10-K

A copy of Greene County Bancorp, Inc.'s Form 10-K for the fiscal year ended June 30, 2024, will be furnished without charge to shareholders upon written request to:

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Banking Offices

ALBANY
103 Wolf Road
Albany, NY 12205

CAIRO
230 Matthew Simons Road
Cairo, NY 12413

CATSKILL
Main Branch &
Municipal Banking Center
425 Main Street
Catskill, NY 12414

CATSKILL COMMONS
100 Catskill Commons
Catskill, NY 12414

CHATHAM
2631 Route 66
Ghent, NY 12075

COPAKE
179 County Route 7A
Copake, NY 12516

COXSACKIE
2 Technology Drive
Coxsackie, NY 12051

EAST GREENBUSH
602 Columbia Turnpike
East Greenbush, NY 12061

GERMANTOWN
4266 State Route 9G
Germantown, NY 12526

GREENPORT
160 Fairview Avenue
Hudson, NY 12534

GREENVILLE
4 Garland Lane
Greenville, NY 12083

HUDSON
Proprietor's Hall
21 North 7th Street
Hudson, NY 12534

KINDERHOOK-VALATIE
2827 U.S. 9
Valatie, NY 12184

KINGSTON
2 Miron Lane
Kingston, NY 12401

RAVENA-COEYMANS
2494 U.S. Route 9W
Ravena, NY 12143

TANNERSVILLE
6176 Main Street
Tannersville, NY 12485

WESTERLO
593 Route 143
Westerlo, NY 12193

WOODSTOCK
81 Mill Hill Road
Woodstock, NY 12498

ADMINISTRATIVE CENTER
302 Main Street
Catskill, NY 12414

CAPITAL REGION BANKING CENTER
3 Winners Circle, Suite 304
Albany, NY 12205

CUSTOMER SERVICE CENTER
491 Main Street
Catskill, NY 12414

LENDING CENTER
341 Main Street
Catskill, NY 12414

OPERATIONS CENTER
288 Main Street
Catskill, NY 12414

WEALTH MANAGEMENT CENTER
345 Main Street
Catskill, NY 12414



Greene County Bancorp Inc.

Mailing Address: P.O. Box 470 | Catskill, New York 12414
518-943-2600 | www.tbogc.com

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